NEWS RELEASE 05-25	September 6, 2005

FRONTEER BEGINS DRILLING OTTER LAKE URANIUM TARGET, LABRADOR

Fronteer Development Group Inc. (“Fronteer”) (FRG-TSX/AMEX) announces today that its 57% owned subsidiary, Aurora Energy Inc. (“Aurora”), has started drilling the Otter Lake uranium target in Labrador, Canada.

Fronteer is the operator of an ongoing 13,000 metre, 40-hole drill program, of which 4,000 metres (~15 drill holes) are allocated to the Otter Lake target. Otter Lake is one of the largest undrilled airborne uranium anomalies in Aurora’s portfolio, covering approximately 2.5 square kilometres.

Three initial drill target areas, referred to as Otter North, Otter Main and Otter South, have been identified, all of which are characterized by:

1.	Bedrock exposures of uranium mineralization separated by broad areas of no outcrop;

2.	Widespread locally derived uranium bearing boulders; and

3.	Coincident uranium hot spots in the radiometric data.

Drilling has commenced at Otter South which hosts a series of untested historical trenches, which expose uranium mineralization at surface with grades of up 2.1% U3O8 over 1 metre.

Detailed radiometric survey maps of the three initial target areas, including proposed drill hole locations, can be accessed by way of the following link: http://www.fronteergroup.com/i/IR/Otter05-25.jpg Locally derived uraniferous boulders are abundant throughout Otter Lake. Over the past 6 weeks, Fronteer has identified and measured 606 of these uranium bearing boulders, of which 500 have been sampled for analysis with results pending.

According to Dr Mark O’Dea, Fronteer’s President and CEO “What we find so encouraging about the Otter Lake target is that more than 25% of these uraniferous boulders lie outside the “hottest” part of the airborne uranium anomaly. This distribution suggests to us that the airborne anomaly is not simply reflecting the presence of uranium in boulders, but more importantly, corresponds to uranium in the underlying bedrock. The conceptual target in this area is a large bulk tonnage uranium deposit.” In addition to uranium, Fronteer is actively drilling two advanced stage gold projects in western Turkey that are under option to Fronteer from Teck Cominco Limited.

The Company also has four exploration crews working in Chiapas, Mexico advancing twelve, 100% Fronteer owned gold projects.

For further information on Fronteer visit www.fronteergroup.com or contact: Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO Dan McIntyre, Corporate Communications (PH) 604-632-4677 or Toll Free 1-877-632-4677 info@fronteergroup.com

Ian Cunningham-Dunlop, P.Eng, is the Qualified Person for Fronteer on this project.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.